Aduro Clean Technologies Announces Pricing of US$4 Million Uplisting to Nasdaq

London, Ontario, November 7th, 2024 - Aduro Clean Technologies Inc. ("Aduro" or the "Company") (Nasdaq: ADUR) (CSE: ACT) (FSE: 9D5), a clean technology company using the power of chemistry to transform lower value feedstocks, like waste plastics, heavy bitumen, and renewable oils, into resources for the 21st century, today announced the pricing of its underwritten U.S. public offering of 941,177 common shares at a public offering price of US$4.25 per common share for aggregate gross proceeds of approximately US$4 million, prior to deducting underwriting discounts and offering expenses (the "Offering").

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 141,176 common shares at the public offering price, less underwriting discounts to cover over-allotments, if any. The Offering is expected to close on November 8, 2024, subject to customary closing conditions.

In connection with the Offering, Aduro has received approval to list its common shares on the Nasdaq Capital Market, with the shares expected to begin trading on November 7, 2024, under the symbol "ADUR".

Aduro expects to use the net proceeds from this Offering for ongoing research and development costs, expenditures related to the construction of its "Next Generation Process" unit and the remainder (if any) for general corporate purposes and working capital.

Craft Capital Management LLC is acting the representative of the underwriters, with EF Hutton LLC acting as co-underwriter for the Offering.

The common shares of the Offering referenced above are not being offered to residents of Canada or persons in Canada.

A registration statement on Form F-1 relating to the Offering, as amended, was filed with the Securities and Exchange Commission (the "SEC") (File Number: 333-280955) and was declared effective by the SEC on October 29, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering, when available, may be obtained from EF Hutton, Attn: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, or via email at syndicate@efhutton.com or telephone at (212) 970-5150. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company's securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company's securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Aduro Clean Technologies

Aduro Clean Technologies is a developer of patented water-based technologies to chemically recycle waste plastics; convert heavy crude and bitumen into lighter, more valuable oil; and transform renewable oils into higher-value fuels or renewable chemicals. The Company's Hydrochemolytic™ technology relies on water as a critical agent in a chemistry platform that operates at relatively low temperatures and cost, a game-changing approach that converts low-value feedstocks into resources for the 21st century.

For further information, please contact:

Abe Dyck, Investor Relations

ir@adurocleantech.com

+1 226 784 8889

KCSA Strategic Communications

Jack Perkins, Vice President

aduro@kcsa.com

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company's current expectations. These forward-looking statements include, without limitation, references to the Company's expectations regarding the closing of the public offering and its anticipated use of net proceeds from the offering. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the satisfaction of customary closing conditions related to the public offering, or factors that result in changes to the Company's anticipated use of proceeds. These and other risks and uncertainties are described more fully in the section captioned "Risk Factors" in the Company's Registration Statement on Form F-1 related to the public offering (SEC File No. 333-280955). Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law, including the securities laws of the United States and Canada.